

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
John Busshaus
Chief Financial Officer
Future Healthcare of America
5001 Baum Boulevard, Suite 770
Pittsburgh, PA 15213

> **Re:** **Future Healthcare of America**
> **Registration Statement on Form S-1**
> **Filed June 26, 2012**
> **File No. 333-182338**

Dear Mr. Busshaus:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The spin-off arrangements between Interim and WZE require . . . , page 10

1. Please revise the disclosure in this risk factor to comply with the plain English requirements that apply to the forepart of the prospectus. See Rule 421 of Regulation S-K.

U.S. Federal Income Tax Consequences of the Spin-Off, page 18

2. The tax consequences of the spin-off appear to be material and should be addressed by an opinion of counsel. See Item 601(b)(8) of Regulation S-K. Also, please revise this and other related disclosures, such as the related risk factor.

Related Party Transactions, page 19

3. Please disclose your independent directors, if any, and provide the disclosure required by Item 407(a) of Regulation S-K.

Franchisor Information, page 22

4. The disclosure in the paragraphs below this heading refer to "Interim" rather than "Interim Healthcare." Please revise as appropriate.

FHA's Business, page 23

5. Please disclose your business operations according to Item 101(h) of Regulation S-K. The present disclosure, which consists of three paragraphs, does not appear responsive to Item 101(h) requirements.

6. Please explain the sentence, "[t]he breakout below between Homecare and Staffing is for illustration purposes only."

Franchise Agreement, page 23

7. Please revise the disclosure to avoid legal terminology. In this regard, the disclosure appears to quote sections of the franchise agreement. See Rule 421 of Regulation S-K.

Executive Compensation, page 27

8. Please include a discussion of the effects of the spin-off upon executive compensation. We note that you address the impact upon directors' compensation but do not address executive compensation.

Pro Forma Financial Information, page 32

9. We note that you have presented your pro forma balance sheet assuming the spin-off transaction occurred as of January 1, 2011. Rule 11-02(b)(6) of Regulation S-X requires the pro forma balance sheet be prepared assuming the transaction was consummated as of that balance sheet date at the end of the most recent period for which a balance sheet is required. Please amend your pro forma balance sheet to comply with the requirements of Article 11.

10. We note that you have included an adjustment for $50,000 of estimated expenses that you expect to incur after the completion of the spin-off. Please clarify why you believe this adjustment is factually supportable under Rule 11-02(b)(6) and should be included in your proforma condensed statement of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

11. Please provide a discussion of material changes in your financial condition and results of operations related your interim period financial statements presented in your filing to comply with Item 303(b) of Regulation S-K.

Liquidity and Capital Resources, page 38

12. Your liquidity discussion largely reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases. Please revise your discussion to address the reasons for the changes in operating assets and liabilities. For example, we note that your change in receivables and payables has had a material impact on your operating cash flows.

The Separation, page 41
Tax Matters Arrangement, page 43

13. Please revise the disclosure to avoid legal terminology. In this regard, the disclosure appears to quote sections of the agreements. See Rule 421 of Regulation S-K.

Audited Financial Statements for the Year Ended December 31, 2011 and 2010

Note 1 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

14. We note your revenue recognition policy discloses the various third parties that you receive payments from. To the extent that revenues realizable from these third-party payors are less than your full established rates for the healthcare services you provide, please expand your policy disclosure to describe how you account for these revenues in compliance with FASB ASC paragraphs 954-605-25-2 through 8.

Note 3 – Goodwill, page F-10

15. We understand that you believe that the quoted market prices of the common stock of your parent company, Wizzard Software Corporation, is the best indicator of fair value under FASB ASC paragraph 350-20-35-22. Please note that the common stock referenced in this guidance relates to the equity of the reporting unit, or the operations of Interim Healthcare of Wyoming in your case. Since Interim's shares are not traded on an active public market, other methods of estimating fair value should be used. With regard to your goodwill impairment test and resulting impairment recorded in 2011, please address the following:

- We note on page F-23 that you have allocated goodwill to Casper and Billings. Confirm that these are your reporting units and tell us how you determined that the remaining goodwill for each unit is recoverable and was not impaired at March 31, 2012.

- Tell us how you determined your reporting units and how the fair value of these reporting units determined by using the Wizzard Software Corporation quoted market price differed from using the Level 3 measure of fair value where you considered the prospect of future earnings of the health care reporting units and estimated the value based on 5x multiple of earnings. Please quantify this difference in fair value and the impact any difference between these valuation methodologies would have had on your impairment test, the amount of impairment recorded and the overall impact to your financial statements.

Note 5 – Income Taxes, page F-11

16. We note that you provide no valuation allowance related to your deferred tax assets as "the company anticipates earnings in the near future." However we note in your discussion of income taxes under critical accounting policies on page 39 that "100% of the deferred tax asset of WZE is reserved." Please explain this apparent inconsistency, or revise as necessary.

Interim Healthcare Full Service Franchise Agreement

17. Please refile this agreement with all attachments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director